Chesapeake Granite Wash Trust c/o The Bank of New York Mellon Trust Company, N.A 919 Congress Avenue, Suite 500 Austin, Texas 78701	Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118

October 31, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Granite Wash Trust

Amendment No. 3 to Registration Statement on Form S-1

Filed October 18, 2011

File No. 333-175395

Chesapeake Energy Corporation

Amendment No. 3 to Registration Statement on Form S-3

Filed October 18, 2011

File No. 333-175395-01

Ladies and Gentlemen:

Set forth below are the responses of Chesapeake Granite Wash Trust, a Delaware statutory trust (the “Trust”), and Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake” or the “Company,” and, together with the Trust, “we,” “us” or “our”), to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2011, with respect to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Forms S-1 and S-3, respectively (File Nos. 333-175395 and 333-175395-01), filed with the Commission on October 18, 2011 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver to the members of the Staff listed in the letter from the Staff dated October 28, 2011, seven copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3.

Securities and Exchange Commission

October 31, 2011

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in our responses correspond to the prospectus included as part of Amendment No. 4.

General

1.	We note your revised disclosures with respect to the underwriters’ “option to purchase additional common units.” Please revise your filing to clarify the purpose and any conditions under which the trust will grant this option. We refer you to Section 2 of your Form of Underwriting Agreement, filed as Exhibit 1.1, which provides, “Additional Units may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments made in connection with the offering…”

Response: We acknowledge the Staff’s comment and have revised our disclosure to state that the underwriters may exercise their option to purchase additional units solely for the purpose of covering over-allotments made in connection with the offering. See pages 17 and 117.

Summary, page 1

Target Distributions and Subordination and Incentive Thresholds. page 5

2.	We note your disclosure in the notes to the table at page B-1 that for each quarter, the incentive threshold equals 120% of the target distribution. Please add this disclosure to your prospectus summary.

Response: We acknowledge the Staff’s comment and have revised the table appearing on pages 8 and 54 in the prospectus summary to include disclosure similar to that appearing on page B-1.

Risk Factors, page 20

The hedging arrangements for the trust…, page 28

3.	Please revise this risk factor to briefly describe Chesapeake Energy Corporation’s drilling obligations under the hedging arrangements. Please ensure that such description includes all material terms of the drilling covenants, including, without limitation, a quantification of the wells to be drilled and completed by each reference period end date.

Securities and Exchange Commission

October 31, 2011

Response: We acknowledge the Staff’s comment and have revised our disclosure to include a description of Chesapeake’s drilling obligations under the hedging arrangements. See pages 29 and 48.

Exhibits

4.	We note your response to comment 1 from our letter dated September 30, 2011, and reissue such comment in part. Please file the complete version of each of your material agreements. In that regard, we note that there are missing schedules and exhibits in several of your filed agreements. We also note that such missing information does not appear to be limited to information of the type contemplated by Instruction 1 to Item 601 of Regulation S-K. For example, and without limitation, we note that you have not filed certain exhibits to your material agreements filed as Exhibits 10.1 and 10.2.

Response: We acknowledge the Staff’s comment. As we discussed with the Staff telephonically on October 28, 2011, we plan to file an additional amendment to the Registration Statement promptly following the filing of Amendment No. 4 by which we will file complete copies of all of our material agreements.

Exhibit 5.1

5.	Please obtain and file a revised legality opinion that does not assume that the common units will be “duly issued.” In that regard, we note that such assumption could be interpreted to assume the valid issuance of the units.

Response: We acknowledge the Staff’s comment and are filing with Amendment No. 4 a revised legality opinion in which the reference to duly issued has been removed from the assumptions.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Michael A. Johnson at (405) 935-9229, Michael J. Ulrich at (512) 236-6599, Jennifer M. Grigsby at (405) 835-9225 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

As you requested in the comment letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

October 31, 2011

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chesapeake Granite Wash Trust By: Chesapeake Energy Corporation

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Energy Corporation

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary